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                                  EXHIBIT 8.3

                       OPINION OF KELLER & COMPANY, INC.
                    AS TO THE VALUE OF SUBSCRIPTION RIGHTS
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              [LETTERHEAD OF KELLER & COMPANY INC. APPEARS HERE]


September 16, 1998


The Board of Directors
First Federal Bank, a FSB
220 Federal Drive, N.W.
Corydon, Indiana 47112


Re:  Subscription Rights - Conversion of First Federal Bank, a FSB

Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the "to be issued" common stock of First Capital, Inc. (the "Corporation"), Corydon, Indiana, in regard to the conversion of the Corporation from a majority owned mutual holding company to a regular stock holding company.

Because the Subscription Rights to purchase shares of Common Stock in the Corporation, which are to be issued to the depositors of First Federal Bank, and the other members of the Bank and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in a Direct Community Offering, we are of the opinion that:

     (1) The Subscription Rights will have no ascertainable fair market value, and;

     (2) The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.


/s/ Michael R. Keller
Michael R. Keller
President